Spoke Financial, LLC
**(A wholly-owned subsidiary of
Spoke Real Estate Capital Holding, LLC)**

Statement of Financial Condition

For the Year Ended December 31, 2017

Spoke Financial, LLC
Contents



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPOKE FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Nationwide Blvd; Suite 250
(No. and Street)

Columbus (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stewart Homler 614-372-6743
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

600 Superior Avenue; Suite 900 (Address) Cleveland (City) OH (State) 44114 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2

OATH OR AFFIRMATION

I, _____Stewart Homler_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SPOKE FINANCIAL, LLC_____, as of _____December 31, 2017_____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Melissa A Garland
Notary Public
In and For the State of Ohio
My Commission Expires
02 November 2022

_____
Signature

_____
Managing Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Member and Principals of
Spoke Financial, LLC
Columbus, Ohio

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spoke Financial, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2016.

Cleveland, Ohio
February 23, 2018

Spoke Financial, LLC
Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 165,815
Other assets	
Prepaid expense – CRD deposit	7,852
Prepaid expense – fidelity bond	177
Total Assets	**$ 173,844**
Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 28,345
Due to Parent	4,489
Total Liabilities	32,834
Member's Equity	141,010
Total Liabilities and Member's Equity	**$ 173,844**

The accompanying notes are an integral part of this financial statement.

Spoke Financial, LLC
Notes to Financial Statement

NOTE 1 – ORGANIZATION AND OPERATIONS

Spoke Financial, LLC (a Delaware Corporation) (the "Company") was incorporated on February 24, 2016. The Company was approved by the Financial Industry Regulatory Authority (FINRA) on June 7, 2016 to conduct securities transactions.

The Company acts as a private placement agent for real estate investment syndications that are structured as direct participation programs mandated by an affiliate. The Company will work with investment offerings that are structured and managed by one of its affiliates, Spoke Asset Management, LLC. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

The Company is a wholly owned subsidiary of Spoke Real Estate Capital Holding, LLC (the "Parent").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes: The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. All income tax return periods are currently open. As of December 31, 2017, management believes that no uncertain tax positions exist based on its most recent annual reviews.

NOTE 3 – CASH

The Company maintains its cash in one financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporations ("FDIC").

Spoke Financial, LLC
Notes to Financial Statement (con't)

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2017, the Company had net capital of $132,981, which was $127,981 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .25 to 1.

NOTE 5 – RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (as amended) with the Parent, the Parent provides the services of certain of its employees and overhead services to the Company. As of December 31, 2017, the Company has $4,489 payable due to parent.